UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934

Aware, Inc.
(Name of Subject Company (Issuer))

Aware, Inc.
(Name of Filing Person (Offeror/Issuer))

Common Stock (including the associated Preferred Share Purchase Rights)
Par Value $.01 Per Share
(Title of class of securities)

05453N-10-0
 (CUSIP number of class of securities)

Michael A. Tzannes
Chief Executive Officer
Aware, Inc.
40 Middlesex Turnpike
Bedford, MA 01730
Telephone: (781) 276-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
William R. Kolb, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
Telephone: (617) 832-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,100,000	$357.63

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 3,500,000 outstanding shares of common stock, par value $.01 per share, will be purchased at the maximum tender offer price of $2.60 per share.

**	The amount of the filing fee, calculated pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the tender offer by Aware, Inc., a Massachusetts corporation (“Aware”), to purchase up to 3,500,000 shares of its common stock, par value $.01 per share (including the associated preferred share purchase rights), at a price not more than $2.60 nor less than $1.80 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 5, 2009 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Aware, Inc. The address of the principal executive offices of Aware is 40 Middlesex Turnpike, Bedford, Massachusetts 01730. The telephone number of the principal executive offices of Aware is (781) 276-4000.

(b) The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Aware, Inc. is the filing person. Aware’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Odd Lots; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information set forth in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:

•	Summary Term Sheet; and

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”).

Item 7.	Source and Amount of Funds or Other Consideration.

(a); (b); (d) The information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a); (b) The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a); (b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in Section 10 of the Offer to Purchase (“Information About Aware”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 5, 2009.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 5, 2009.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 5, 2009.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release dated March 5, 2009 (filed as Exhibit 99.1 to the Company’s Form 8-K filed on March 5, 2009 and incorporated herein by reference).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)
Rights Agreement dated as of October 2, 2001 between Aware, Inc. and Equiserve Trust Company, N.A., as Rights Agent (filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(2)
Terms of Series A Participating Cumulative Preferred Stock of Aware, Inc. (filed as Exhibit A to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(3)	Form of Right Certificate (filed as Exhibit B to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).
(d)(4)
Amendment No. 1 to Rights Agreement dated September 6, 2007 between Aware, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company’s Form 8-K filed on September 7, 2007 and incorporated herein by reference).

(d)(5)	1996 Stock Option Plan, as amended and restated (filed as Annex A to the Company’s Definitive Proxy Statement filed on April 11, 2000 and incorporated herein by reference).
(d)(6)	1996 Employee Stock Purchase Plan, as amended and restated (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 29, 2005 and incorporated herein by reference).
(d)(7)	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.4 to the Company’s Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).

(d)(8)	2001 Nonqualified Stock Plan (filed as Exhibit 99(d)(4) to the Company’s Schedule TO filed on March 3, 2003 and incorporated herein by reference).
(d)(9)
Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors prior to May 21, 2008 (filed as Exhibit 10.6 to the Company’s Form 10-K for the year ended 2006 and incorporated herein by reference).

(d)(10)
Form on Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors from and after May 21, 2008 (filed as Exhibit 10.8 to Company’s Form 8-K filed on May 22, 2008 and incorporated herein by reference).

(d)(11)	Offer letter date December 17, 2007 by and between Richard Moberg and Aware, Inc. (filed as Exhibit 99.2 to Company’s Form 8-K filed on December 18, 2007 and incorporated herein by reference).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.                                Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AWARE, INC.

Dated: March 5, 2009	By:	/s/ Michael A. Tzannes
Name: Michael A. Tzannes
Title: Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 5, 2009.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 5, 2009.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 5, 2009.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release dated March 5, 2009 (filed as Exhibit 99.1 to the Company’s Form 8-K filed on March 5, 2009 and incorporated herein by reference).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)
Rights Agreement dated as of October 2, 2001 between Aware, Inc. and Equiserve Trust Company, N.A., as Rights Agent (filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(2)
Terms of Series A Participating Cumulative Preferred Stock of Aware, Inc. (filed as Exhibit A to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(3)	Form of Right Certificate (filed as Exhibit B to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).
(d)(4)
Amendment No. 1 to Rights Agreement dated September 6, 2007 between Aware, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company’s Form 8-K filed on September 7, 2007 and incorporated herein by reference).

(d)(5)	1996 Stock Option Plan, as amended and restated (filed as Annex A to the Company’s Definitive Proxy Statement filed on April 11, 2000 and incorporated herein by reference).
(d)(6)	1996 Employee Stock Purchase Plan, as amended and restated (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 29, 2005 and incorporated herein by reference).
(d)(7)	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.4 to the Company’s Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).

(d)(8)	2001 Nonqualified Stock Plan (filed as Exhibit 99(d)(4) to the Company’s Schedule TO filed on March 3, 2003 and incorporated herein by reference).
(d)(9)
Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors prior to May 21, 2008 (filed as Exhibit 10.6 to the Company’s Form 10-K for the year ended 2006 and incorporated herein by reference).

(d)(10)
Form on Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors from and after May 21, 2008 (filed as Exhibit 10.8 to Company’s Form 8-K filed on May 22, 2008 and incorporated herein by reference).

(d)(11)	Offer letter date December 17, 2007 by and between Richard Moberg and Aware, Inc. (filed as Exhibit 99.2 to Company’s Form 8-K filed on December 18, 2007 and incorporated herein by reference).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.